EXHIBIT 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
FEBRUARY 18, 2005

LJ INTERNATIONAL PUBLICLY-TRADED WARRANTS TO EXPIRE

HONG KONG and LOS ANGELES, CA — February 18, 2005 — LJ International, Inc. (LJI) (Nasdaq: JADE), one of the fastest-growing jewelry companies in the world, today announced that it will not extend the expiration date of its publicly-traded warrants. The Company’s warrants are currently traded on the Nasdaq National Market under the symbol JADEW. The warrants will expire on April 15, 2005.

The Company’s public warrants have an exercise price of $5.75 per share. These warrants were issued in conjunction with the Company’s initial public offering in 1998 and were extended once in 2003. The 1,679,000 outstanding warrants will expire by their own terms unless exercised by 3:00 p.m., Denver, Colorado time, on April 15, 2005. The Warrant Agent’s current name and address is Computershare Trust Company, Inc., 350 Indiana Street, Suite 800, Golden, Colorado 80401.

If you would like to be added to LJI’s investor email lists please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com.

About LJ International

LJ International, Inc., (LJI) is a publicly-owned company, based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of fine jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets. It trades on the NASDAQ National Market under the symbol JADE.

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For more information on LJI, go to its Web Site at http://www.ljintl.com.

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

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